ORGANIGRAM

Organigram celebrates three Canadian Cannabis Awards including Top Sativa Flower of 2017

Awards validate strategic focus on premium, indoor-grown cannabis.

MONCTON, NEW BRUNSWICK – (December 4, 2017) – On November 30, members of Canada's cannabis industry gathered for the fourth annual Canadian Cannabis Awards ceremony and gala, an event designed to recognize exceptional quality, forward-thinking innovation and superior service in the cannabis space.

Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the "Company" or "Organigram"), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is proud to have been honoured with one of the most coveted awards of the evening: Top Sativa Flower for its popular premium flower, Wabanaki.

"We're thrilled to have been recognized for our product quality," says Organigram CEO Greg Engel. "These awards are chosen by people who know Canadian cannabis and know it very, very well. To have been selected from a deep pool of competing products in the medical marketplace speaks to the hard work and dedication of our team, who don't compromise in their efforts to produce exceptional products for our patients."

Organigram was also awarded the Top Blended/Value Variety distinction for its indica-dominant Blueberry Cheesecake Premium Blend and as the Top Licensed Producer for Compassionate Pricing. Organigram was also nominated in the Top Licensed Producer Customer Service category.

"Our showing at this year's Lift Canadian Cannabis Awards is only the beginning," added Engel. "These awards are another validation that Organigram is well positioned with high quality products for the anticipated premium adult-use recreational flower market. Management believes our focus on quality indoor-grown product will ultimately deliver long term shareholder value."

Further, the province of New Brunswick was chosen as Most Progressive Public Office. Headquartered in Moncton, New Brunswick, Organigram has worked closely with the province by providing input and support that the Company feels will, ultimately, lead to a cannabis marketplace that's enviable, vibrant, safe and sustainable. Earlier this year, the company signed a memorandum of understanding with the Crown corporation responsible for overseeing the anticipated adult-use recreational marketplace in New Brunswick for a minimum of 5,000kg of product per year.

The awards are organized and hosted by Lift, a common ground for patients, producers and industry personnel to share reviews, gather and network. Voter-driven categories for the Lift Canadian Cannabis Awards were open through the month of September, and finalists were announced in October 2017.

A full list of award recipients from the fourth annual Lift Canadian Cannabis Awards ceremony is available here: https://canadiancannabisawards.com/winners/cca2017/

ORGANIGRAM

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations ("ACMPR").

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors, including but not limited to the availability of funds, the results of financing efforts, the consummation of definitive documentation in respect of the memorandum of understanding, the Company's ability to execute on its expansion plans and the Company's crop yields, that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, visit www.Organigram.ca

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For further information, please contact:

Organigram Holdings Inc.
Dylan Rogers
Director of Investor Relations
(506) 801-8986
drogers@organigram.ca

Ray Gracewood
Chief Commercial Officer
(506) 645-1653
rgracewood@organigram.ca